Exhibit (a)(1)(D)

October 29, 2002

To Our Stockholders:

Keynote Systems, Inc., a Delaware corporation (“Keynote”), is offering to purchase 10,000,000 shares of its common stock from existing stockholders. The price paid by Keynote will not be greater than $8.00 nor less than $7.00 per share, net to the seller in cash, without interest.

Keynote is conducting the offer through a procedure commonly called a “modified Dutch auction.” On the terms and subject to the conditions of the offer, Keynote will determine the single per share price, not greater than $8.00 nor less than $7.00 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn in the offer, taking into account the total number of shares so tendered and the prices specified by all stockholders tendering shares. Keynote will select the lowest purchase price that will allow it to purchase 10,000,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. This procedure allows you to select the price within the $7.00 to $8.00 per share price range at which you are willing to sell your shares to Keynote or to select the actual purchase price paid by Keynote, which could result in your receipt of a price per share as low as $7.00. The actual purchase price will be determined by Keynote in accordance with the terms of the offer. All shares purchased in the offer will receive the same price.

A tender of shares will include a tender of the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 25, 2002, between Keynote and American Stock Transfer & Trust Company, as Rights Agent, unless such rights are redeemed prior to the expiration date of the offer. No separate consideration will be paid for those rights. You may tender all or only a portion of your shares on the terms and subject to the conditions of the offer, including the proration provisions.

Any stockholder whose shares are properly tendered directly to American Stock Transfer & Trust Company, the Depositary for the offer, and purchased in the offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.

The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

Keynote’s Board of Directors has approved the offer. However, neither Keynote nor its Board of Directors nor the Dealer Manager makes any recommendation to you as to whether you should or should not tender your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or prices at which you tender your shares. Keynote’s directors and executive officers have advised Keynote that they do not intend to tender any shares in the offer; however, affiliates of Keynote’s directors, including VeriSign, Inc., may elect to tender some or all of their shares in the offer.

The offer will expire at 12:00 midnight, Eastern Time, on Tuesday, November 26, 2002, unless extended by Keynote. If you have any questions regarding the offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications Inc., the Information Agent for the offer, at (866) 835-3023, or Goldman, Sachs & Co., the Dealer Manager for the offer, at (800) 323-5678.

Sincerely,

Umang Gupta Chairman of the Board and Chief Executive Officer